WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

06010363

January 12, 2006

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcements released to the London Stock Exchange:

	Announcement	Issue Date
1.	Notification of Transactions of Persons Discharging Managerial Responsibility or Their Connected Persons	January 4, 2006
2.	Notification of Major Interests in Shares	January 5, 2006

Please note that these two announcements were previously sent to the Office of Corporate Finance, but they may not have gotten through due to incorrect postage on the envelope. Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

PROCESSED
JAN 23 2006
THOMSON
FINANCIAL

By: George Rudy
George Rudy
Authorized Representative

Enclosures

Issued: 4 January 2006

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company was notified on 4 January 2006 by the trustee of the Marks and Spencer Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that for the month of December the trustee transferred 3,003 ordinary shares of 25 pence each in Marks and Spencer Group plc for nil consideration from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares). The transfer was made following the forfeiture of shares, under the Rules of the Marks and Spencer Share Incentive Plan, from participants who have left the Marks & Spencer group.

Each of the following Directors, being Persons Discharging Managerial Responsibilities and potential participants in the Marks and Spencer Share Incentive Plan, are deemed, along with certain other group employees, to have an interest in the aggregate balance of 353,524 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares):

- Stuart Rose
- Ian Dyson
- Steven Sharp

For further information please contact:

Anthony Clarke – 020 8718 9940

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of *listed company* MARKS AND SPENCER GROUP PLC		**2.** Name of shareholder with a major interest BRANDES INVESTMENT PARTNERS	
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18 NOT INDICATED		**4.** Name of the registered holder(s) and, if more than one holder, the number of *shares* held by each of them UNKNOWN	
5. Number of *shares*/amount of stock acquired N/A	**6.** Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) N/A	**7.** Number of *shares*/amount of stock disposed N/A	**8.** Percentage of issued *class* (any *treasury share* held by the *listed company* should not be taken into account when calculating percentage) N/A
9. *Class* of *security* ORDINARY SHARES 25P EACH		**10.** Date of transaction N/A	**11.** Date *listed company* informed 5 JANUARY 2006
12. Total holding following this notification 115,488,402 ORDINARY 25P SHARES 16,304,675 ADRS		**13.** Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) 12.71%	

<table>
<tr><td>14. Any additional information

1 ADR IS EQUAL TO 6 ORDINARY SHARES</td><td>15. Name of contact and telephone number for queries

ANTHONY CLARKE
020 8718 9940</td></tr>
<tr><td colspan="2">16. Name and signature of duly authorised officer of the listed company responsible for making this notification

ANTHONY CLARKE
Date of notification 5 JANUARY 2006</td></tr>
</table>